FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Equinox Gold Corp. (the "Company" or "Equinox Gold")

Suite 1501 - 700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Item 2: Date of Material Change

July 22, 2025

Item 3: News Release

A news release announcing the material change was issued on July 22, 2025, through Newsfile ("News Release"). The News Release was filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 4: Summary of Material Change

On July 22, 2025, the Company announced a leadership transition. Greg Smith has stepped down as Chief Executive Officer and Director, and Darren Hall, current President and Chief Operating Officer, has been appointed Chief Executive Officer and Director effective immediately. David Schummer, former Executive Vice President Operations, has been appointed Chief Operating Officer.

Item 5.1: Full Description of Material Change

On July 22, 2025, as part of a senior leadership transition, Greg Smith stepped down as Chief Executive Officer and Director of the Company, and Darren Hall, current President and Chief Operating Officer, was appointed as Chief Executive Officer and Director effective immediately. David Schummer, former Executive Vice President Operations, has been appointed Chief Operating Officer.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Susan Toews

General Counsel

Telephone: (604) 558-0560

Item 9: Date of Report

July 28, 2025